Exhibit (a)(5)(H)

Houghton Mifflin Harcourt

Facts About HMH’s Proposed Transaction with Veritas Capital

On February 22, 2022, Houghton Mifflin Harcourt announced that it entered into a definitive merger agreement with Veritas Capital for the acquisition of the Company. A Special Committee of the HMH Board of Directors, through a rigorous process, determined that $21 per share was the highest consideration reasonably obtainable for the shares and represented a fair offer and certain return for investors.

SUPERIOR PREMIUM & VALUE FOR SHAREHOLDERS

•   36% Premium: the offer price represents a premium of approximately 36% to the unaffected closing price on January 13, 2022, the last trading day before the date on which a media report about the sale process was published

•   Well above the mean premium paid for comparable businesses[1]

•   Overall market (S&P 500), education publishers and edtech peer group share prices have declined since the unaffected date[2]

•   17% premium to the 52-week high as of the unaffected date; 471% premium to the 52-week low[3]

•   Significant premium to closest comparable transaction: Platinum Equity’s acquisition of McGraw Hill Education in 2021[4]

•   This analysis is supported by the fairness opinion of financial advisor, Evercore

RIGOROUS BOARD PROCESS

•   Rigorous eight-month process led by a Special Committee of four independent directors

•   Outreach to 60 parties:

•   Sales process included outreach to strategic and financial sponsors, large family offices, pension funds, sovereign wealth funds, and social impact funds

•   Company hosted 11 first round management meetings (including with eight financial sponsors and three strategic parties)

•   Process demonstrated willingness to engage with any parties that expressed interest, regardless of when they reached out, including after the media report

•   Low breakup fee of less than $0.50 per share would not dissuade topping bidders

•   Ultimate price represents a ~17% premium to the mid-point of acquirer’s first round bid

•   Extensive review and consideration of risks and opportunities, including analysis by Evercore

•   Recommendation of the Special Committee and the Board was unanimous

[1]

Mean 1-day premium of 28% for all-cash transactions announced since 1/1/2017 with TEV between $2.0-$4.0 billion involving a U.S. target where 100% of target’s shares are acquired. Excludes FIG, real estate and energy industries

[2]	Education publisher peers: Pearson, Wiley, Scholastic; EdTech peers: PowerSchool, Chegg, Instructure, Duolingo, Coursera, Stride Kahoot, 2U
[3]	52 week high of $17.93, 52 week low of $3.68 as of the unaffected date
[4]	Based on TEV / LTM Adj. EBITDA (9.2x) and TEV / LTM Adj. EBITDA – Plate Capex (10.8x) for McGraw Hill Education

Houghton Mifflin Harcourt | hmhco.com

WELL-TIMED PROCESS LAUNCH

•   Locking in share price gains at an appropriate time:

•   Positive results from HMH’s strategic initiatives had favorable impact on business momentum

•   Share price reflected the progress already made - up more than 300% since March 2021

•   Resurgent interest among public and private investors in the sector created favorable backdrop to explore alternatives

•   An attractive offer in the face of uncertain market conditions:

•   Uncertain funding environment in future periods, especially after the expiration of Elementary and Secondary School Emergency Relief Fund in 2024

•   Industry consolidation has occurred over the past several years creating more competition:

•   Multiple scaled, competitive platforms backed by deep-pocketed investors able to aggressively pursue growth

•   General uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term, including the economic headwinds caused by the COVID-19 pandemic and its potential negative impact on budgets of the Company’s customers

How to Find Further Information:

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of HMH common stock. The offer to purchase is being made pursuant to the tender offer materials filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2022 by Harbor Purchaser Inc., a Delaware corporation, and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation, which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership. Also on March 7, 2022, HMH filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. HMH’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting HMH’s Investor Relations either by telephone at 410-215-1405 or e-mail at Chris.Symanoskie@hmhco.com or on HMH’s website at www.hmhco.com.

Houghton Mifflin Harcourt | hmhco.com

Houghton Mifflin Harcourt® and HMH® are trademarks or registered trademarks of Houghton Mifflin Harcourt. © Houghton Mifflin Harcourt. All rights reserved. 03/22